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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                                 Commission File Number 1-6963

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

[ ] FORM 10-K  [ ] FORM 11-K   [ ] FORM 20-F   [X] FORM 10-Q

For Period Ended:  June 30, 1997


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:       Oriole Homes Corp.
                         ------------------------------------------------------

Former Name if Applicable:
                           ----------------------------------------------------

Address of Principal Executive Office
    (Street and Number):    1690 S. Congress Avenue, Suite 200
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City, State and Zip Code:   Delray Beach, Florida 33445
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Part II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

[ ] (b) The subject annual report semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

           On August 8, 1997, a proposed transaction, pursuant to which BankAtlantic Bancorp, Inc. ("BankAtlantic") was to acquire a controlling interest in the Company, was terminated. Prior to that date, BankAtlantic had indicated that it desired that new management oversee the preparation of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997. The termination of the transaction on August 8, 1997 left the Company with insufficient time to compile the requisite financial and other information necessary to complete the Company's Quarterly Report on Form 10-Q by August 14, 1997 without unreasonable effort or expense. This is primarily because the Company has determined that it must conduct a revaluation of its land inventory and certain investment assets in order to calculate their net realizable value. The Company anticipates that the revaluation will result in a significant write down in the value of its assets. The Company expects to complete its analysis and file its Quarterly Report on Form 10-Q by August 22, 1997.

Part IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification


            Antonio Nunez                561               274-2000
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               (Name)                (Area Code)       (Telephone Number)




(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 of Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s). [X] Yes [ ] No



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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Please refer to the Company's response to Part III above. Until the revaluation described therein is completed, the Company is unable to ascertain or estimate the amount of any change in results of operations.

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                               Oriole Homes Corp.
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                  (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:                                     By:
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                                              R.D. Levy, Chairman of the Board,
                                              Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

           INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.



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3.    A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.






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